FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 19, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS") - Result of Annual General Meeting

19 April 2011

Following the Annual General Meeting held today, RBS announces the results of the poll vote for each resolution as follows. Resolutions 17, 18 and 20 were passed as special resolutions.

	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Voting Share Capital	Withheld *
Resolution 1 To approve the accounts for the year ended 31 December 2010	47,384,238,244	99.64	173,092,073	0.36	80.59	37,103,583
Resolution 2 To approve the Remuneration Report for year ended 31 December 2010	47,127,628,450	99.18	389,976,811	0.82	80.52	76,982,654
Resolution 3 To re-elect Colin Buchan as a director	47,531,411,110	99.89	52,435,582	0.11	80.63	10,664,068
Resolution 4 To re-elect Sandy Crombie as a director	47,525,859,413	99.88	58,498,992	0.12	80.63	10,142,384
Resolution 5 To re-elect Philip Hampton as a director	47,497,084,647	99.82	87,406,534	0.18	80.63	10,081,235
Resolution 6 To re-elect Stephen Hester as a director	47,522,481,705	99.87	62,175,864	0.13	80.63	9,741,538
Resolution 7 To re-elect Penny Hughes as a Director	47,515,308,828	99.88	56,467,553	0.12	80.61	22,753,697
Resolution 8 To re-elect John McFarlane as a Director	47,526,642,515	99.88	57,274,236	0.12	80.63	10,637,560
Resolution 9 To re-elect Joe MacHale as a Director	47,529,782,141	99.89	54,044,835	0.11	80.63	10,602,613
Resolution 10 To re-elect Brendan Nelson as a Director	47,532,610,320	99.89	51,364,244	0.11	80.63	10,565,714
Resolution 11 To re-elect Art Ryan as a Director	47,284,733,477	99.37	299,071,128	0.63	80.63	10,786,171
Resolution 12 To re-elect Bruce Van Saun as a Director	47,530,925,062	99.89	53,046,743	0.11	80.63	10,582,809
Resolution 13 To re-elect Philip Scott as a Director	47,307,959,011	99.42	275,560,105	0.58	80.63	10,521,501
Resolution 14 To re-appoint Deloitte LLP as auditors	47,449,427,725	99.92	35,979,572	0.08	80.47	108,972,252
Resolution 15 To authorise the Audit Committee to fix the remuneration of the auditors	47,572,902,750	99.97	12,607,240	0.03	80.64	8,478,902
Resolution 16 To renew the directors' authority to allot securities	47,330,623,350	99.47	253,649,338	0.53	80.63	10,292,498
Resolution 17 To renew the directors' authority to allot shares on a non-pre-emptive basis	47,524,755,819	99.88	58,670,216	0.12	80.63	11,160,478
Resolution 18 To amend the articles of association to facilitate raising of regulatory capital	47,207,724,456	99.21	376,984,299	0.79	80.63	9,916,790
Resolution 19 To authorise the allotment of preference shares	47,187,655,990	99.17	396,056,462	0.83	80.63	10,725,841
Resolution 20 To permit the holding of general meetings at 14 days' notice	46,922,710,309	98.60	664,092,275	1.40	80.64	7,757,622
Resolution 21 To authorise political donations and expenditure by the company in terms of Section 366 of the Companies Act 2006	47,319,080,881	99.74	123,306,207	0.26	80.39	151,920,445
Resolution 22 To amend the rules of the RBS 2010 Deferral Plan	47,341,109,492	99.59	196,417,422	0.41	80.55	53,645,472

* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, copies of resolutions 16, 17, 18, 19, 20, 21 and 22 will shortly be available for inspection at the National Storage Mechanism which is located at: www.Hemscott.com/nsm.do

Contact

Jason Knauf
Head of Group Media Centre

0131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 April 2011
THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary